                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

Parekh     Deven
   (Last)  (First)  (Middle)

C/O Insight Capital Partners, L.P., 527 Madison Avenue, 10th Floor
   (Street)

New York      NY     10022
   (City)   (State)  (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

January 26, 2001

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol

Exchange Applications, Inc. (EXAP)

5. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).

            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------




         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------- ----------  ----------  ----------------------------------------------  -----------
Series A Convertible Redeemable Preferred Stock  immed.     N/A         Common Stock                                    4,125,449

Series A Convertible Redeemable Preferred Stock  immed.     N/A         Common Stock                                    471,825

Series A Convertible Redeemable Preferred Stock  immed.     N/A         Common Stock                                    35,828

Series A Convertible Redeemable Preferred Stock  immed.     N/A         Common Stock                                    692,543

Series A Convertible Redeemable Preferred Stock  immed.     N/A         Common Stock                                    5,325,645

                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or         Indirect
                                                   Price of       Indirect       Beneficial
1. Title of Derivative                             Derivative     (I)            Ownership
   Security (Instr. 4)                             Security       (Instr. 5)     (Instr. 5)
----------------------------------------------- -------------  -------------  --------------
Series A Convertible Redeemable Preferred Stock  $1.2628       I              (1)

Series A Convertible Redeemable Preferred Stock  $1.2628       I              (2)

Series A Convertible Redeemable Preferred Stock  $1.2628       I              (3)

Series A Convertible Redeemable Preferred Stock  $1.2628       I              (4)

Series A Convertible Redeemable Preferred Stock  $1.2628       I              (5)


Explanation of Responses:

(1) The amount listed in Table II reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners IV, L.P. all of which may be deemed attributable to Insight Venture Associates IV, LLC, because Insight Venture Associates IV, LLC is the sole general partner of Insight Capital Partners IV, L.P.

(2) The amount listed in Table II reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners (Cayman) IV, L.P. all of which may be deemed attributable to Insight Venture Associates IV, LLC, because Insight Venture Associates IV, LLC is the sole general partner of Insight Capital Partners (Cayman) IV, L.P.

(3) The amount listed in Table II reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners IV (Fund B), L.P. all of which may be deemed attributable to Insight Venture Associates IV, LLC, because Insight Venture Associates IV, LLC is the sole general partner of Insight Capital Partners IV (Fund B), L.P.

(4) The amount listed in Table II reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners IV (Co-Investors), L.P. all of which may be deemed attributable to Insight Venture Associates IV, LLC, because Insight Venture Associates IV, LLC is the sole general partner of Insight Capital Partners IV (Co-Investors), L.P.

(5) The amount listed in Table II reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners IV, L.P., Insight Capital Partners (Cayman) IV, L.P., Insight Capital Partners IV (Fund B), L.P., and Insight Capital Partners IV (Co-Investors), L.P., a portion of which is attributable to Deven Parekh because Deven Parekh is a managing member of Insight Venture Associates IV, LLC, the sole general partner of Insight Capital Partners IV, L.P., Insight Capital Partners (Cayman) IV, L.P., Insight Capital Partners IV (Fund B), L.P., and Insight Capital Partners IV (Co-Investors), L.P. Deven Parekh disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, which may not be readily determinable.


         /s/ Deven Parekh                       February 12, 2001
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).